UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Body Central Corp.
(Name of Issuer)

Common Stock, Par value $0.001 per share
(Title of Class of Securities)

09689U102
(CUSIP Number)

Frederick Tucker Golden c/o Solas Capital Management, LLC 405 Park Avenue, Floor 6 New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Solas Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

564,775

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

564,775

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
564,775

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Frederick Tucker Golden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

564,775

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

564,775

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
564,775

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Blackwood Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

900,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
900,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Justin Evans

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

900,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
900,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Lisa O’Dell Rapuano

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,407,700

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,407,700

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,407,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Lane Five Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,407,700

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,407,700

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,407,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Lane Five Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,407,700

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,407,700

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,407,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Lane Five Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,407,700

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,407,700

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,407,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	09689U102

1.	NAME OF REPORTING PERSON

Lane Five Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,407,700

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,407,700

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,407,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	09689U102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Body Central Corp., a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 6225 Powers Avenue, Jacksonville, Florida 32217.

Item 2.	Identity and Background.

(a), (b), (f)
The names of the persons filing this Statement (the “Reporting Persons”) are:

Solas Capital Management, LLC, a Delaware limited liability company (“Solas”), Frederick Tucker Golden, a United States Citizen (“Mr. Golden”), Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”), Justin Evans, a United States Citizen (“Mr. Evans”), Lane Five Partners LP, a Delaware limited partnership (“Lane Five”), Lane Five Capital Management LP, a Delaware limited partnership (“Lane Five Capital”), Lane Five Capital Management, LLC, a Maryland limited liability company (“Lane Five Capital GP”), Lane Five Partners GP LLC, a Delaware limited liability company (“Lane Five GP”), and Lisa O’Dell Rapuano, a United States Citizen (“Ms. Rapuano”).

Mr. Golden is the managing member of Solas.  Mr. Evans is the managing member of Blackwood.  Lane Five Capital GP is the general partner of Lane Five Capital.  Lane Five Capital serves as the investment manager of Lane Five.  Lane Five GP serves as the general partner of Lane Five.  Lane Five Capital serves as the general partner of Lane Five.  Ms. Rapuano is the managing member of Lane Five Capital and Lane Five GP.

The business address of Solas and Mr. Golden is 405 Park Avenue, Floor 6, New York, New York 10022.

The business address of Blackwood and Mr. Evans is 4 Hemlock Terrace, Kinnelon, NJ 07405.

The business address of Lane Five, Lane Five Capital, Lane Five Capital GP, Lane Five GP and Ms. Rapuano is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(c)
The principal business of Solas and Mr. Golden is investment management.

The principal business of Blackwood is to manage one or more accounts.  The principal business of Mr. Evans is to serve as the managing member of Blackwood and to manage the accounts, which buy, sell and hold securities for investment purposes.

The principal business of Lane Five is that of a private investment vehicle. The principal business of Lane Five Capital is providing investment management services to Lane Five.  The principal business of Lane Five GP is acting as general partner to Lane Five. The principal business of Lane Five Capital GP is acting as general partner to Lane Five Capital.  Ms. Rapuano’s principal occupation is serving as the managing member of Lane Five GP and Lane Five Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons submitted a proposal to the Issuer concerning the issuance of new securities.  The proposal contains a number of terms, including adjustments to the Board of Directors of the Issuer and influence over the Issuer’s expense structure.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer’s Form 10-Q filed on May 8, 2014, there were 16,619,814 Shares issued and outstanding as of May 2, 2014.  Based on such information, the Reporting Persons report aggregate beneficial ownership of 2,872,475 Shares, representing 17.3% of the Shares outstanding.  The Reporting Persons are making this 13D filing because they have formed a group and are each a member of such group.  No Reporting Person shall be responsible for any actions of another Reporting Person unless provided otherwise by law.

Solas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,775 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 564,775 Shares.

Mr. Golden has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,775 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 564,775 Shares.

Blackwood has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 900,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 900,000 Shares.

Mr. Evans has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 900,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 900,000 Shares.

Lane Five has the sole power to vote or direct the vote of 1,407,700  Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,407,700 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Lane Five Capital has the sole power to vote or direct the vote of 1,407,700 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,407,700 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Lane Five Capital GP has the sole power to vote or direct the vote of 1,407,700 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,407,700 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Lane Five GP has the sole power to vote or direct the vote of 1,407,700 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,407,700 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Ms. Rapuano has the sole power to vote or direct the vote of 1,407,700 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,407,700 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

(c)	The transactions in the Shares during the past 60 days or since the prior Schedule 13D by the Reporting Persons are set forth in Exhibit B.
(d)	Certain securities reported in this Schedule 13D are owned by accounts managed by Reporting Persons. No such account that is not a Reporting Person owns more than 5% of the class.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule or Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Managing Member

Frederick Tucker Golden

/s/ Frederick Tucker Golden

Lisa O’Dell Rapuano
Lane Five Partners LP
Lane Five Capital Management, LP
Lane Five Capital Management, LLC
Lane Five Partners GP LLC

By: /s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as the Managing Member of the Lane Five Capital GP (for itself and the Lane Five Capital) and as the Managing Member of the Lane Five GP (for itself and Lane Five)

Blackwood Capital Management, LLC

By: /s/ Justin R. Evans

Name: Justin R. Evans
Title: Managing Member

Justin R. Evans

/s/ Justin R. Evans

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D dated May 23, 2014 relating to the Common Stock, par value $0.001 per share of Body Central Corp. shall be filed on behalf of the undersigned.

Solas Capital Management, LLC
By: /s/ Frederick Tucker Golden
Name: Frederick Tucker Golden
Title: Managing Member

Frederick Tucker Golden

/s/ Frederick Tucker Golden

Lisa O’Dell Rapuano
Lane Five Partners LP
Lane Five Capital Management, LP
Lane Five Capital Management, LLC
Lane Five Partners GP LLC

By: /s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as the Managing Member of the Lane Five Capital GP (for itself and the Lane Five Capital) and as the Managing Member of the Lane Five GP (for itself and Lane Five)

Blackwood Capital Management, LLC

By: /s/ Justin R. Evans

Name: Justin R. Evans
Title: Managing Member

Justin R. Evans

/s/ Justin R. Evans

EXHIBIT B

The transactions in the Shares during the past 60 days or since the prior Schedule 13D by the Reporting Persons, all of which were made in open-market, ordinary brokerage transactions, are as follows:

Transactions – Solas Capital Management, LLC and Frederick Tucker Golden

Date of Transaction	Number of Shares Acquired	Total Cost
4/3/2014	38,091	$43,743.47
4/4/2014	239,825	$291,738.13

Transactions – Lane Five Partners LP

Date of Transaction	Number of Shares Acquired	Total Cost
4/11/2014	25,100	$26,495.50
4/14/2014	106,732	$112,606.59
4/15/2014	28,168	$29,450.56

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